Exhibit 4.2

DESCRIPTION OF COMMON STOCK
As of December 31, 2019, the common stock of Red River Bancshares, Inc. was the only class of our securities registered under the Exchange Act. The following is a summary of our common stock and certain terms of our articles of incorporation and bylaws, each as amended and restated. This discussion summarizes some of the important rights of our shareholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our common stock that is important to you. The descriptions herein are qualified in their entirety by reference to our articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to this Annual Report on Form 10-K, and applicable law.
General
We are incorporated in the state of Louisiana. Accordingly, the rights of our shareholders are generally covered by Louisiana law, including the Louisiana Business Corporation Act (the “LBCA”), and our articles of incorporation and bylaws, as the same may be amended from time to time. Our articles of incorporation authorize us to issue a total of 30,000,000 shares of common stock, no par value per share.
Common Stock
Voting Rights.  The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, unless otherwise provided by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors.
Dividend Rights.  Because we are a bank holding company with no material business activities of our own, our ability to pay dividends depends on our available cash or the amount of dividends paid to us by Red River Bank. The payment of dividends by us and the Bank is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State and federal laws also limit our ability and the ability of the bank to pay dividends. Accordingly, the dividend restrictions imposed on us and our subsidiaries by statute or regulation may effectively limit the amount of dividends we can pay.
The dividend rights of holders of our common stock could also become subject to the dividend rights of holders of any outstanding preferred stock or any debt that we issue in the future.
No Preemptive Rights.  No holder of our common stock has a right under the LBCA, or our articles of incorporation or bylaws, to purchase shares of common stock upon any future issuance.
Liquidation Rights.  In the event of our liquidation, dissolution, or winding up, whether voluntarily or involuntarily, the holders of our common stock would be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities and accrued and unpaid dividends and liquidation preferences on any outstanding preferred stock.
Modification of Rights.  Our articles of incorporation provide that the approval of at least 80% of the total voting power of the corporation will be required to amend the indemnification and limitation of liability provisions of our articles of incorporation.
Other.  Holders of our common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock.
Anti-Takeover Effect of Governing Documents and Applicable Law
Certain provisions of our articles of incorporation and bylaws, and the corporate and banking laws applicable to us, may be deemed to have anti-takeover effects and may delay, prevent, or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management.
Authorized but Unissued Shares.  The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The ability of our board of directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our board to sell shares to individuals or groups who the board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.
Preferred Stock.  Our articles of incorporation authorize us to issue up to 1,000,000 shares of preferred stock, no par value per share. Our articles of incorporation further authorizes our board of directors to amend the articles of incorporation, without shareholder approval, to establish one or more classes of preferred stock and to fix the preferences, limitations, and relative rights of the shares of any class of preferred stock, and establish, and fix variations in relative rights as between, series of any preferred class.
Board Size and Vacancies.  Our bylaws enable our board of directors to increase the size of the board between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors.
Director Qualifications.  Our bylaws provide that in order for an individual to qualify to serve as a director of the Company, such person must own a number of shares of our common stock having an aggregate book value equal to at least $20,000.
No Cumulative Voting.  The LBCA does not permit cumulative voting in the election of directors, unless expressly provided in a corporation’s articles of incorporation, and our articles do not provide for such authority. In the absence of cumulative voting, the holders of a majority of the shares of our common stock may elect all of the directors standing for election, if they should so choose.
Special Meetings of Shareholders.  For a special shareholders’ meeting to be called by one or more shareholder(s), our articles of incorporation require the request of holders of not less than 25% of all shares entitled to vote at the meeting to call a special shareholders’ meeting. Business transacted at any special shareholders’ meeting is confined to the purpose(s) stated in the notice of such meeting.
Advance Notice Procedures for Director Nominations and Shareholder Proposals.  Our bylaws establish an advance notice procedure with regard to business to be brought before an annual meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.
Amending Certain Provisions of our Articles of Incorporation.  Our articles of incorporation require the affirmative vote of at least 80% of the total voting power of the corporation to amend the indemnification and limitation of liability provisions of our articles of incorporation, which provide limitation of liability and indemnification to the maximum extent permitted by law.
Amending our Bylaws.  Our board of directors may amend our bylaws without shareholder approval.
Approval of Merger.  The LBCA requires that a merger, consolidation or share exchange to which we are a party be approved by at least a majority of the votes entitled to be cast at the shareholders’ meeting.
Notice and Approval Requirements.  Federal banking laws also impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or “indirect” control of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act.
The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of our shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our board of directors and our management in retaining their respective positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.
Listing and Trading
Our common stock is listed on the Nasdaq Global Select Market under the symbol “RRBI.”
Transfer Agent and Registrar
Computershare Trust Company, N.A. serves as our transfer agent and registrar.